Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address:

Aris Mining Corporation (“Aris Mining” or the “Company”)

2400-1021 W Hastings Street

Vancouver, British Columbia V6E 0C3

Item 2 – Date of Material Change:

October 31, 2024

Item 3 – News Release:

The news release announcing the material change referred to in this report was disseminated over Cision on October 31, 2024 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 – Summary of Material Change:

On October 31, 2024, the Company announced that it had completed a previously announced offering of US$450 million aggregate principal amount 8.000% Senior Notes due 2029 (the “Notes”) (announced October 21, 2024).

Item 5 – Full Description of Material Change:

5.1 Full Description of Material Change

On October 31, 2024, the Company announced that it had completed a previously announced offering of US$450 million aggregate principal amount of the Notes (announced October 21, 2024). Aris Mining intends to use the net proceeds from the offering of the Notes to fund the redemption of its outstanding 6.875% Senior Notes due 2026 on November 20, 2024 and for working capital and general corporate purposes.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Oliver Dachsel, Senior Vice President, Capital Markets

917-847-0063

info@aris-mining.com

Item 9 – Date of Report:

November 8, 2024

Forward-Looking Information

This material change report contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the intended use of proceeds from the offering, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s Annual Information Form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.